MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca
Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	30240-0001

February 6, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Joe Cascarano, Staff Accountant
Division of Corporate Finance

Dear Sirs:

Re:	HS3 Technologies, Inc.
Form 10-KSB for the fiscal year ended June 30, 2008
Filed October 8, 2008 and
Form 10-Q for the quarter ended September 30, 2008
Filed November 14, 2008
File No. 001-32289

We are the solicitors for the Company. We refer to your letter of September 16, 2008 addressed to the Company with your comments on the Company's Form 10-K/A, filed July 25, 2008. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-KSB/A for the Fiscal Year Ended June 30, 2008, Filed October 8, 2008

Item 9A.: Controls and Procedures

1.

We have updated the section entitled “Controls and Procedures” to include the Company’s management’s report on internal control over financial reporting resulted in their conclusion that the disclosure controls and procedures were not effective as of the end of the Company’s fiscal year.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY

CORPORATE AND SECURITIES LAWYERS

We look forward to the receipt of any further comments which you may have in regard to Amendment No.1 to the Form 10-K. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald

William L. Macdonald